Exhibit 99.1

Sol-Gel Announces Receipt of Nasdaq Minimum Price Notice

NESS ZIONA, Israel, May 28, 2024 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, and with two approved large-category dermatology products, TWYNEO® and EPSOLAY®, today announced that it received a notification letter on May 21  2024, from the Nasdaq Stock Market LLC Listing Qualifications Department, stating that the Company is not in compliance with the requirement to maintain a minimum bid price of $1 per share, as set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules,  since the closing bid price for the Company’s ordinary Shares listed on Nasdaq was below US$1.00 for 33 consecutive business days.

Nasdaq’s notice has no immediate effect on the listing of the Company’s ordinary Shares, and the ordinary Shares continue to trade on the Nasdaq Global Market under the symbol "SLGL."

In accordance with Listing Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a period of 180 calendar days from the date of notification, or until November 18, 2024, to regain compliance with the minimum bid price requirement. If at any time before November 18, 2024, the closing bid price of the shares is at least US$1.00 per share for a minimum of 10 consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider such deficiency matter closed. In the event the Company does not regain compliance by November 18, 2024, the Company may be eligible for an additional 180 calendar day period to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement.

The Company intends to actively monitor the bid price for its ordinary shares and will evaluate all available options to resolve the deficiency and regain compliance with the minimum bid requirement.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing, and commercializing or partnering drug products to treat skin diseases. Sol-Gel developed TWYNEO, which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older, and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults. both drugs are exclusively licensed to and commercialized by Galderma in the US; and are exclusively licensed to Searchlight in Canada.  TWYNEO was purchased and licensed by Beimei Pharma to be exclusively commercialized by them in China, Hong Kong, Macau, Taiwan and Israel.

The Company’s pipeline also includes a Phase 3 clinical trial of Orphan and Breakthrough Drug candidate SGT-610, which is a new topical hedgehog inhibitor being developed to prevent the new basal cell carcinoma lesions in patients with Gorlin syndrome that is expected to have an improved safety profile compared to oral hedgehog inhibitors as well as topical drug candidate SGT-210 under investigation for the treatment of rare hyper-keratinization disorders.

For additional information, please visit our new website:  www.sol-gel.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to the Company’s ability to regain compliance with the Nasdaq minimum bid price requirement and to maintain compliance with any of the other Nasdaq continued listing requirements.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that the Company will not cure the Nasdaq minimum bid price requirement or maintain compliance with any of the other Nasdaq continued listing requirements, a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and,  (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 13, 2024, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Contact :
Gilad Mamlok
Chief Financial Officer
info@sol-gel.com
+972-8-9313433

Source: Sol-Gel Technologies Ltd.